UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

IAMGOLD Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

450913108

(CUSIP Number)

Mason Hills

Resource Capital Funds

1400 Wewatta Street, Suite 850

Denver, CO 80202

United States of America

(720) 946-1444

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 22, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 450913108

1	NAME OF REPORTING PERSON

Resource Capital Fund VII L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		24,071,900
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

24,071,900
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,071,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 450913108

1	NAME OF REPORTING PERSON

Resource Capital Associates VII L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		24,071,900
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

24,071,900
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,071,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 450913108

1	NAME OF REPORTING PERSON

RCFM GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		24,071,900
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

24,071,900
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,071,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

OO, HC

4

CUSIP No. 450913108

Item 1.	Security and Issuer

This statement relates to the Common Shares, without par value (the “Shares”), of IAMGOLD Corporation (the “Issuer”), a corporation governed by the Canada Business Corporations Act. The address of the Company’s principal executive office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada, M5H 2Y4.

Item 2.	Identity and Background

The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

a.       Resource Capital Fund VII L.P. (“RCF VII”), a Cayman Islands exempt limited partnership, whose address is 1400 Wewatta St, Suite 850, Denver, Colorado 80202. The principal business of RCF VII is investing in securities.

b.       Resource Capital Associates VII L.P. (“Associates VII”), a Cayman Islands exempt limited partnership, whose address is 1400 Wewatta St, Suite 850, Denver, Colorado 80202. Associates VII is the general partner of RCF VII. The principal business of Associates VII is to act as the general partner of RCF VII.

c.       RCFM GP L.L.C. (“RCFM GP”), a Delaware registered limited liability company, whose address is 1400 Wewatta St, Suite 850, Denver, Colorado 80202. RCFM GP is the general partner of Associates VII. The principal business of RCFM GP is to act as the general partner of Associates VII.

The sole members of RCFM GP are Messrs. Brett M. Beatty, Jasper A. Bertisen, Ross R. Bhappu, Lyle D. Bruce, Christopher J. Corbett, Russell L. Cranswick, David J. Halkyard, Mason G. Hills, James T. McClements, Jeffrey M. Mills, Joshua M. Parrill, Michael J. Rowe, Martin Valdes and Ms. Sherri A. Croasdale, Ms. Jacqueline A. Murray and Ms. Michele Valenti (collectively, the “Principals”). The investment and finance decisions of RCFM GP are made by the managing member, James McClements, and the other authorized officers, consisting of Brett M. Beatty, Jasper A. Bertisen, Ross R. Bhappu, Lyle D. Bruce, Christopher J. Corbett, Russell L. Cranswick, Sherri A. Croasdale, David J. Halkyard, Mason G. Hills, Jeffrey M. Mills, Jacqueline A. Murray, Joshua M. Parrill, Michael J. Rowe, Martin Valdes and Michele Valenti. The business of RCFM GP is directed by the officers of RCFM GP. The Principals serve as executive officers of RCFM GP.

The business address of each of Messrs. Bertisen, Bhappu, Cranswick, Hills, Mills, Parrill and of Ms. Valenti is 1400 Wewatta Street, Suite 850, Denver, Colorado 80202. The business address of Ms. Croasdale is 2 Jericho Plaza, Suite 103, Jericho, NY 11753. The business address of Messrs. Beatty, Corbett, McClements, Rowe and Ms. Murray is 24 Kings Park Road, Level 1, West Perth WA 6005, Australia. The business address of Mr. Bruce is 133 Flinders Lane, Level 1, Melbourne Victoria 3000, Australia. The business address of Mr. Halkyard is 33 St. James Sq., St. James, London, SW1Y 4JS, United Kingdom. The business address of Mr. Valdes is Avda Nueva Costaners 4040, 31 Vitacura, Santiago, Chile.

The principal occupation of Messrs. Beatty, Bertisen, Bhappu, Bruce, Corbett, Cranswick, Halkyard, Hills, McClements, Mills, Parrill, Rowe, Valdes and Ms. Croasdale, Ms. Murray and Ms. Valenti is serving as senior executives of the Resource Capital Funds which include RCF VII.

RCF VII and Associates VII are each Cayman Islands exempt limited partnerships.

5

CUSIP No. 450913108

RCFM GP is a Delaware limited liability company.

Messrs., Bertisen, Bhappu, Mills and Parrill and Ms. Croasdale and Ms. Valenti are citizens of the United States. Mr. Cranswick is a citizen of Canada. Messrs. Beatty, Bruce, Corbett, Hills, McClements, Rowe and Ms. Murray are citizens of Australia. Mr. Halkyard is a citizen of the United Kingdom. Mr. Valdes is a citizen of Chile.

During the last five years, none of the Reporting Persons nor any Principal has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any Principal has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Person or Principal subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Shares purchased by RCF VII were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 24,071,900 Shares beneficially owned by RCF VII is approximately $73,777,790, excluding brokerage commissions.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial and/or operational performance, financial position and strategic direction, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with other shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential transactions or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential transactions or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

6

CUSIP No. 450913108

Item 5.	Interest in Securities of the Issuer

The aggregate percentage of Shares reported owned by each person named herein is based upon 476,900,000 Shares outstanding as of September 30, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Report of Foreign Private Issuers on Form 6-K filed with the Securities and Exchange Commission on November 3, 2021.

As of January 3, 2022, RCF VII beneficially owns 24,071,900 shares of Common Shares of the Company. RCF VII may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 5.1% of the issued and outstanding Common Shares of the Company.

As of January 3, 2022, Associates VII may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 5.1% of the issued and outstanding Common Shares of the Company.

As of January 3, 2022, RCFM GP may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 5.1% of the issued and outstanding Common Shares of the Company.

Except as described above and in Schedule A, none of the Reporting Persons has effected any additional transactions with respect to the Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 3, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Exhibit	Description
99.1	Joint Filing Agreement, dated as of January 3, 2022.

7

CUSIP No. 450913108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2022

RCFM GP L.L.C.

By:	/s/ Mason Hills
	Name:	Mason Hills
	Title:	General Counsel

RESOURCE CAPITAL ASSOCIATES VII L.P.

By:	RCFM GP L.L.C., its General Partner

By:	/s/ Mason Hills
	Name:	Mason Hills
	Title:	General Counsel

RESOURCE CAPITAL FUND VII L.P.

By:	Resource Capital Associates V II L.P., its General Partner

By:	/s/ Mason Hills
	Name:	Mason Hills
	Title:	General Counsel

8

CUSIP No. 450913108

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

RESOURCE CAPITAL FUND VII L.P.

Purchase of Common Shares	86,900	$2.8057	11/04/2021
Purchase of Common Shares	1,125,000	$2.9590	11/05/2021
Purchase of Common Shares	1,017,510	$3.0527	11/08/2021
Purchase of Common Shares	459,000	$3.1493	11/10/2021
Purchase of Common Shares	787,535	$3.2740	11/11/2021
Purchase of Common Shares	1,300,000	$3.3851	11/15/2021
Purchase of Common Shares	850,000	$3.3375	11/16/2021
Purchase of Common Shares	850,000	$3.3963	11/17/2021
Purchase of Common Shares	750,000	$3.2935	11/18/2021
Purchase of Common Shares	600,000	$3.1862	11/19/2021
Purchase of Common Shares	1,250,000	$3.1694	11/22/2021
Purchase of Common Shares	1,500,000	$3.1568	11/23/2021
Purchase of Common Shares	500,000	$3.1764	11/24/2021
Purchase of Common Shares	1,903,958	$3.0716	11/26/2021
Purchase of Common Shares	1,115,000	$3.0790	11/29/2021
Purchase of Common Shares	1,000,000	$3.1191	11/30/2021
Purchase of Common Shares	1,100,000	$3.1226	12/01/2021
Purchase of Common Shares	861,900	$3.0283	12/01/2021
Purchase of Common Shares	271,900	$3.0007	12/22/2021